Exhibit 99.14

Ascendent Wins Overwhelming Shareholder Support to Acquire Hollysys for US$26.50 Per Share

•	Approximately 86.94% of the shareholders who voted at the shareholders meeting approved Ascendent’s acquisition proposal; Approximately 76.95% of shareholders voted, underlining the competitive value that has been offered to them.

•	Ascendent is committed to securing regulatory approvals and closing the acquisition expeditiously.

HONG KONG, February 8, 2024 – Ascendent Capital Partners (“Ascendent”), a private equity investment management firm managing assets for global institutional investors, is pleased to note that Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”) has announced the voting results of the Company’s Extraordinary General Meeting (“EGM”) held today. The EGM concluded with the overwhelming majority of Hollysys shareholders approving all resolutions, including the resolution pursuant to which Ascendent will acquire all outstanding shares of Hollysys that it does not currently own for US$26.50 per share in cash.

Leon Meng, Chairman and CEO of Ascendent, commented: “Today marks an important milestone for Hollysys, its investors, management, and staff. Ascendent, with our highest standards of corporate governance, applauds the Special Committee for conducting a transparent, thorough and robust sale process. We also want to thank Hollysys shareholders for their strong support and will work towards securing the required regulatory approvals expeditiously. Today’s vote demonstrates that with a solid company in a transparent process, significant buyouts can still be done with the right private equity firms, even in this challenging macro environment and region.”

In addition, shareholders at the EGM authorized and approved the appointment of each of Guanghua Miao, Ding Wei and Dennis Demiao Zhu to the board of directors of the Company.

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About Ascendent Capital Partners

Ascendent Capital Partners, headquartered in Hong Kong, is a private equity investment management firm managing assets for global institutional investors, including sovereign wealth funds, endowments, pensions and foundations. For additional information about Ascendent, please visit Ascendent's website at www.ascendentcp.com.

Advisors

Ascendent is advised by BNP Paribas Securities Corp, Morrison & Foerster LLP, Appleby and Zhong Lun Law Firm.

Contact Information

Ascendent Contact:

Ascendent Capital Partners - Derek Cheung

Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong

Email: derek@ascendentcp.com

Tel: +852 2165 9000

Media Contact:

FGS Global – Ben Richardson

Email: ben.richardson@fgsglobal.com

Tel: +852 6011 6658

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